Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

A Message from the President and Chief Executive Officer

Dear Fellow Employees:

Maxwell Technologies, Inc., including its affiliated companies throughout the world, is a major corporation serving commercial customers that are making vital contributions in many diverse fields of industry. We are at the forefront of technology and we operate with the most modern equipment. We work daily with hundreds of suppliers and subcontractors, and we have many different ongoing projects in all stages from early research and development through production. The performance of our people has been absolutely outstanding, and we recognize that this is the result of a strong shared commitment to produce quality products and to meet required schedules and budgets. Equally essential to Maxwell’s long-term success is a commitment by every employee at every level of the company to adhere to the highest moral and ethical standards in the conduct of our business and the performance of our jobs.

Maxwell’s reputation and success are built on a foundation of the performance and conduct of individual employees in all areas. For that reason we cannot take it for granted that every employee fully understands and accepts the importance of meeting the highest standards of business ethics and that they understand those standards. This booklet is a compilation and discussion of standards of ethics and conduct that was prepared as an aid to guide us as we go about our daily work. While some of the subjects covered here are not familiar to you, we trust you will agree that the polices set forth herein are common sense rules which go well beyond mere compliance with laws and regulations. These standards are not a burden, they are a core part of Maxwell’s values, and each of us needs to understand that violations of these standards will not be tolerated.

Maxwell employees have demonstrated consistently the desire to uphold the highest standards of business ethics and conduct and it is vital that we fully understand the importance of the policies outlined in this booklet and to ensure that they become an automatic part of our daily business lives.

Please take the time to become familiar with the contents of this booklet as a practical aid to the performance of your duties and refer to it whenever questions of business ethics or conduct arise.

Sincerely,

David J. Schramm

President and Chief Executive Officer

Overview

Maxwell Technologies, Inc., along with its affiliated corporations (collectively, “Maxwell”), strives to provide award-winning products and innovative, cost-effective energy storage and power delivery solutions which boost performance and improve efficiency across multiple industries, including transportation, automotive, telecommunications, renewable energy, consumer and industrial electronics, and aerospace.

Maxwell’s Code of Business Conduct and Ethics (the “Code”) describes the core values and beliefs of Maxwell and provides the foundation for all business conduct. Our guidelines for conducting Maxwell business are consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact the Compliance Department.

This Code applies to all of our directors, officers, employees, and agents, whether they work for Maxwell on a full-time, part-time, consultative, or temporary basis. We refer to all persons covered by this Code as “employees.”

It is essential that each employee views these standards not as a burden but as a core part of Maxwell’s values and understands that violations of these standards will not be tolerated. All Maxwell employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to Maxwell worldwide. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of Maxwell Technologies, Inc. and its employees.

Our Responsibilities

MAXWELL RESPONSIBILITIES

Maxwell is responsible for ensuring, through educational and training programs, that all employees are aware of and understand the Code described in this booklet. Maxwell will make available continuing counsel on Maxwell rules and regulations to any employee who seeks it. It is Maxwell’s responsibility to provide working conditions at all locations that are supportive of employee responsibilities under the Code.

Maxwell and all of our employees are expected to observe a basic code of conduct in the workplace. It is essential that we be:

•	Dedicated and loyal to Maxwell.

•	Law-abiding and in compliance with applicable governmental rules and regulations.

•	Honest and trustworthy.

•	Responsible and reliable.

•	Truthful and accurate.

•	Cooperative.

•	Economical in utilizing Maxwell and customer resources.

MANAGEMENT RESPONSIBILITIES

Employees who supervise others have an important responsibility to lead by example and maintain the highest standards of behavior. Supervisors are responsible for maintaining an environment in which employees understand their responsibilities and feel comfortable raising issues and concerns without fear of retaliation. If an issue is raised, supervisors must take prompt action to address the concerns and correct problems that arise.

Supervisors must also make sure that each employee under their supervision understands the Code and the policies, laws and regulations that affect the Maxwell workplace. Most importantly, supervisors must ensure that employees understand that business performance is never more important than ethical business conduct.

EMPLOYEE RESPONSIBILITIES

Recognizing ethical issues and doing the right thing in all Maxwell Technologies, Inc. business activities is every employee’s responsibility.

When engaging in business activities for Maxwell, consider the following:

What feels right or wrong about the planned action?

Is the planned action consistent with the Code and other Maxwell policies?

How will the planned action be perceived by your manager, Maxwell executives, the Maxwell Board of Directors, or the general public?

Would another person’s input help to evaluate the planned action?

If it appears to one of us that a fellow employee may be in violation of this policy or other Maxwell rules and regulations, we have the obligation to bring that situation to his or her attention and, if the violation is not corrected, to the attention of the Compliance Department.

Key Global Ethics Policies Summary

COMPLIANCE AND REPORTING

Employees must comply with the Code as well as all Maxwell policies and procedures, all laws and regulations that apply to Maxwell business operations, and all applicable official directives. Employees must also, subject to limits of local law, report any known or suspected violations. Employees must not retaliate against others for making such reports.

Issues can be most effectively resolved – and harm most quickly prevented or minimized – when Maxwell is made aware of known or suspected compliance violations. Employees may submit reports of potential violations or raise concerns in any of the following ways.

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Contact your supervisor if you are comfortable approaching him or her about any potential violation or concern. If the person whose behavior is an issue is your supervisor or is in your line management, you may choose to raise the issue with that individual directly; however, if you feel that he or she does not resolve your concern to your satisfaction, or if you are not comfortable discussing the situation with him or her directly, you must submit a report through another of the approved reporting channels listed below.

•	Contact a Compliance Department Representative or the Legal Department.

•	Contact the Maxwell EthicsLine through the corporate website.

•	Submit a concern through the Maxwell EthicsLine telephone number available on Maxwell’s corporate website or Maxwell’s intranet site.

Quote: “Regardless of their job description or position in the company, all employees share responsibility for maintaining an ethical and honest workplace” – Michael Sund, Compliance Officer

IN THE WORKPLACE

Each and every day that we conduct Maxwell business, our actions must be consistent with our values and with the Maxwell brand. We must be reliable and trustworthy. We must carry out our daily responsibilities with a commitment to integrity and excellence. We must also reflect our commitment to respect for people through the way we treat one another, Maxwell guests, and Maxwell assets.

CONDUCT IN THE WORKPLACE

Employees must behave so that the workplace is free of improper conduct, harassment or any form of discrimination.

In your daily work activities, observe normal standards of courtesy and consideration when interacting with other employees and people with whom Maxwell has business dealings. Be sensitive to the concerns and values of others, and do not engage in improper conduct or harass another employee or person who has business dealings with our company. Some examples of improper conduct and/or harassment include:

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Jokes, insults, threats, and other unwelcome statement or actions about a person’s race, color, gender, age, religion, national origin, ancestry, sexual orientation, citizenship, disability, veteran status, social or economic status or educational background.

•	Unwelcome sexual advances, requests for sexual favors, and other unwelcome verbal or physical conduct of a sexual nature, or the display of sexually suggestive objects or pictures.

•	Verbal or physical conduct that interferes with another’s work performance or creates a fearful or hostile work environment.

HEALTH, SAFETY AND THE ENVIRONMENT

Maxwell’s health and safety rules and procedures are designed to provide a safe and healthy work environment and meet applicable health and safety laws. Maintaining a safe and healthy work environment relies heavily on the choices and behavior of individuals.

Employees must exercise good judgment with regard to the environmental aspects of our use of building and property, our manufacturing processes and our products. All necessary action must be taken to minimize or eliminate generation, discharge, and disposal of hazardous materials. We must comply fully with all federal, state and local environmental protection laws and the environmental programs and policies applicable for Maxwell’s facilities and the facilities of our affiliates. Any existing or potential violation of these laws should be brought immediately to the attention of the Facilities Department.

In the event of an emergency situation, employees should contact the Facilities Department. For non-urgent situations, employees should submit a Facility Work Order.

PROTECTING PEOPLE

Employees must take appropriate safety and security precautions to protect themselves, other employees, and guests. Employees must take appropriate safety and security precautions to prevent harm to people by maintaining a secure work environment, including being compliant with health, safety, and environmental requirements.

Employees are required to provide personal contact information and are strongly encouraged to provide backup third-party contact information in Maxwell systems of record to facilitate prompt communication between employees and management in case of emergency situations impacting employees and/or Maxwell. Employees must provide business-travel itineraries to management.

Employees are also encouraged to supply contact information when traveling for personal reasons. Maxwell may require employees who hold certain positions to supply such contact information.

VIOLENCE

We are committed to the safety of our employees and property. Threats, intimidation or violence in our workplace will not be tolerated. Employees may not possess firearms, other weapons, explosive devices or dangerous materials in the workplace without express prior authorization.

SUBSTANCE ABUSE

Maxwell strives to maintain a workplace that is free from illegal use, possession, sale, or distribution of alcohol or controlled substances. Legal or illegal substances must not be used in a manner that impairs a person’s performance of assigned tasks.

MAXWELL ASSETS AND RESOURCES

In addition, all employees are expected to protect Maxwell’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the company’s profitability. Company property, such as office supplies, computer equipment, buildings and products, are intended to be used only for legitimate business purposes, although incidental personal use may be permitted. Employees may not, however, use our corporate name, any brand name or trademark owned or associated with Maxwell Technologies, Inc. or any letterhead stationery for any personal purpose.

ELECTRONIC INDUSTRY CODE OF CONDUCT

Employees must know and comply with the law, Maxwell policies, and official directives that govern the discovery, development, manufacturing and distribution of Maxwell products and services.

As a member of the electronics industry, Maxwell hereby declares its support for the Electronic Industry Code of Conduct (the “EICC”) which established standards to ensure that working conditions in the electronics industry supply chain are safe, that workers are treated with respect and dignity, and that business operations are environmentally responsible. Furthermore, Maxwell and its employees therefore agree to actively pursue conformance of its activities to the EICC and its standards.

For the complete text of the EICC, use the following links:

•	Chinese: http://www.eicc.info/PDF/EICC%20Code%20of%20Conduct%20Chinese.pdf

•	English: http://www.eicc.info/PDF/EICC%20Code%20of%20Conduct%20English.pdf

•	French: http://www.eicc.info/PDF/EICC%20Code%20of%20Conduct%20French.pdf

Quote: “We can all be proud to be part of an industry that does so much to harness the benefits of electrical energy to drive commerce, protect the environment and improve standards of living.” – George Kreigler III, Senior Vice President & Chief Operating Officer

INFORMATION ASSET PROTECTION

One of Maxwell’s most important assets is our proprietary information. The success of our business depends on our ability to protect and properly use and effectively disclose, when necessary, Maxwell’s information assets. We must fulfill our obligation to be reliable and trustworthy by protecting confidential information entrusted to us by customers, business partners, and fellow employees who depend upon us to protect their data and privacy. As an employee of Maxwell, you may learn of information about Maxwell or third parties that is confidential or proprietary. You may also learn of important information before that information is released to the general public. Employees who have received or have access to such confidential information are required to keep this information confidential.

PROTECTING INFORMATION ASSETS

Employees must take appropriate precautions to protect and properly use and handle information assets of Maxwell and those entrusted to Maxwell by others. This includes following all copyright, trademark, privacy, data protection, and other legal and Maxwell requirements.

PROTECT INFORMATION ASSETS

•	Identify and evaluate the risks to Maxwell as you make decisions that affect Maxwell information assets and information entrusted to Maxwell by others.

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Take appropriate action to protect information assets. Safeguard the confidentiality, integrity, and availability of information assets by marking them appropriately, keeping them secure, and limiting access to those who have a business need to know and use them to do their jobs. When creating or modifying information, verify the accuracy of any resulting Maxwell records.

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Disclose information and records only (i) with appropriate approvals, and (ii) to those who have a business need for it. If your job requires you to disclose Maxwell information to third parties, a confidentiality agreement may also be required, approved by the appropriate member of the Legal Department and signed by the outside party to whom you intend to disclose the information. In addition, special review and approval processes apply to disclosures that are made publicly or in a forum accessible by the public.

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Confidential information includes any information developed by or for Maxwell relating to Maxwell business that is generally not known to the public and any confidential information that suppliers, customers, or business partners have entrusted to us. Examples of confidential information include: business, marketing and services plans, financial information, product architecture, source codes, engineering and manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals, and similar types of information provided to us by our customers, supplier and partners.

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Be careful not to discuss confidential information in areas where you may be overheard and do not display it in areas that may allow inappropriate access to the information. For example, do not discuss or display confidential information in areas generally accessible to the public, including public areas in your place of work, as well as airports, airplanes, restaurants, lobbies, elevators, and restrooms.

Quote: “Confidential or proprietary information is as valuable as any tangible asset and must be protected with the same care and diligence we use to safeguard personal and company property.” – Michael Everett, Vice President and Chief Technology Officer

PROTECT INVENTIONS, TRADEMARKS & WORKS OF AUTHORSHIP

All employees must protect Maxwell’s trademarks, copyrights and patents. Materials that can be protected by copyright include publications, documentation, training materials, computer codes and other works of authorship developed for Maxwell. You may also create, discover or develop software, methods, systems or other patentable inventions when performing your responsibilities or utilizing information or resources available to you in connection with your employment.

Employees must submit complete details about their Maxwell-related inventions or works of authorship to Maxwell’s Intellectual Property Department for study and review. You must cooperate fully in the protection of these inventions, ideas, and works, either by maintaining them as trade secrets or by obtaining patents on them, as decided at Maxwell’s discretion.

THIRD-PARTY INFORMATION

Maxwell and its employees must respect the intellectual property rights of others and refrain from these or other improper activities:

•	Do not obtain confidential information of other parties by improper means or disclose it without authorization.

•	Do not practice the patented technology of other parties without first obtaining a license from the outside party.

•	Do not use any material copyrighted by other parties without first obtaining or confirming copyright permission.

•	Do not seek trade secret information from individuals under obligations not to disclose such information or otherwise employ improper means or methods to obtain non-public competitor information.

In the case of property rights with an expiration date, such as patents, employees must be certain that the expiration date has passed if licensing or outright purchase is not feasible. All employees must refrain from infringing the intellectual property rights of others.

PRIVACY AND DATA PROTECTION

Employees must protect personal information that could identify an individual. Employees must comply with all legal requirements and policies that apply to the collection, use, and retention of personal information.

•	Personal information is information about an employee, customer, contractor, or vendor.

•	Employees must collect, use, store, handle, and disclose individuals’ personal information in accordance with Maxwell’s global and affiliate-based privacy and data protection laws and policies.

•	If you have any question regarding the collection, use, handling or disclosure of personal information, please contact the Human Resources Department for guidance.

RECORDS MANAGEMENT

Employees must comply with all Maxwell records management and retention requirements, including the storage and disposition of Maxwell records in accordance with the Records Retention Schedule. You are responsible for proper management, including retention, protection, and disposition, of Maxwell records under your control, regardless of the media. You must store records in such a manner that the information is preserved for the period required by the Records Retention Schedule. It is equally important to appropriately dispose of material that no longer needs to be retained.

Maxwell does not knowingly destroy or discard evidence. Records relevant to a legal action cannot be destroyed or discarded without the approval of the Legal Department. If Maxwell receives a subpoena, a request for records or other legal papers, or if we have reason to believe that such a request or demand is likely, Maxwell’s policy is to retain all records relevant to the matter. If you receive such a request or other legal papers, notify the Legal Department immediately.

All Maxwell records are the exclusive property of Maxwell and its affiliates.

SCIENTIFIC DISCLOSURE

Maxwell approval is required prior to public disclosure of scientific information generated by or on behalf of Maxwell that communicates any aspect of Maxwell’s scientific research and development activities, or describes how Maxwell conducts and manages its scientific processes and information.

Any proposed scientific disclosure must be consistent with an applicable data disclosure plan approved by Maxwell’s Intellectual Property Department.

These policies apply when you author, present, or support the development or delivery of scientific disclosures such as:

•	journal articles and supplements (both print and electronic);

•	abstracts, posters, oral presentations;

•	slides, slide kits;

•	book chapters, lecture transcripts;

•	scientific symposia, symposia highlights/reviews;

•	editorials, perspectives;

•	book reviews, scientific reviews, invited reviews;

•	any type of brief, rapid, or expedited scientific communication.

USE OF ELECTRONIC RESOURCES

Use of Maxwell’s networks is both a necessity and a privilege. If you have access to our information systems and computer networks, you are responsible for adhering to the highest standards of behavior in all of your usage and communications. When you access our networks from remote locations (for example, at home or from other non-company locations), you are subject to the same standards of use as are employees who access our networks while on company premises. Our networks and information systems are for legitimate company-related business purposes. Limited personal use may be acceptable if it is authorized by your work location and does not interfere with your job responsibilities. Employees must comply with Maxwell requirements for and restrictions on the use of electronic resources to protect information assets of Maxwell and those entrusted to us by others.

Use electronic resources (such as computers, e-mail, portable electronic devices, including cell phones, and the Internet) responsibly and in line with the law and Maxwell values and policies. In particular:

•	Use electronic resources for the business purposes of Maxwell.

•	Use electronic resources securely (for example, do not share passwords, open suspicious e-mail attachments, or store Maxwell related information on personal devices or media).

•	Do not make changes to an electronic resource (such as disabling virus protection, installing prohibited software, or installing non-Maxwell provided hardware).

•	Do not use electronic resources to transmit, retrieve, view, store, or reproduce communications or material of a discriminatory, harassing, offensive or obscene nature.

Users are responsible for knowing and understanding the security requirements for the electronic resources they use. Security issues include access control, resource reliability, data security and disaster recovery.

TRANSACTIONS

Various stakeholders, including shareholders, vendors, and those who purchase Maxwell products and devices, rely on Maxwell to be reliable and trustworthy in the way it carries out and documents its transactions. Maxwell is also required by law, including, specifically, securities laws, to maintain accurate books and records and a related system of internal controls. The policies described in this section govern Maxwell transactions and Maxwell employees’ actions relating to those transactions to ensure that they will be carried out in a compliant manner and with reliability and integrity. Please also see other related Maxwell and local policies and procedures.

Quote: “Integrity, accuracy and transparency in all transactions and records relating to them are cornerstones of Maxwell’s corporate citizenship, reputation and brand.” – Kevin Royal, Senior Vice President and Chief Financial Officer

FINANCIAL RESPONSIBILITY AND AUTHORIZATION

Each Maxwell employee must ensure that no false or intentionally misleading entries are made in Maxwell’s accounting records. Intentional misclassification of transactions regarding accounts, departments, or accounting periods violate the law and the Code. All transactions must be supported by accurate documentation in reasonable detail, recorded in the proper account and in the proper accounting period.

If any employee has concerns or complaints regarding questionable accounting, auditing or other financial records, he or she must report those concerns to the Audit Committee of the Board of Directors, the Compliance Department or the Maxwell Ethics Hotline.

Employees must act with absolute financial and record-keeping integrity in processing travel and expense reports and other financial transactions. Employees must follow requirements regarding responsibility and approval for committing Maxwell financial or other resources. Cash or other assets must not be maintained in any unrecorded or “off-the-books” fund for any purpose. Compliance with Generally Accepted Accounting Principles (GAAP) and the Company’s system of internal controls is required at all times. Proper justification is required when alternative accounting treatment is possible under GAAP.

INTERNATIONAL BOYCOTTS

Employees must not engage in or agree to engage in any Maxwell transactions or make commitments that would support a boycott of any country that is friendly to the United States or would otherwise violate applicable laws. Since U.S. law requires that a request to participate in such an activity be reported promptly to the U.S. Government, the advice of the appropriate Compliance Department must be obtained immediately and prior to any action upon such a request.

MONEY LAUNDERING

Money laundering is a process by which individuals or entities conceal unlawful or unreported funds, or otherwise make such funds appear legitimate. Maxwell does not condone, facilitate or support money laundering. Two areas that require special attention are unusual ways in which payments may be requested, and customers who appear to lack integrity in their operations. Be particularly alert for:

•	Requests for cash payment, travelers checks or checks from an unknown third party.

•	Complex payment patterns.

•	Unusual transfers to or from countries not related to the transaction

•	Suppliers or customers who suggest any action to avoid recordkeeping requirements.

•	Transactions involving locations previously associated with money laundering or tax evasion.

IMPORTS AND EXPORTS

Employees must meet all legal and Maxwell-issued import and export requirements that apply to (i) electronic or physical transfer of goods (whether sending or carrying), and (ii) transfer or disclosure of technology or software to individuals or between countries. These may include, for example, requirements regarding classification, valuation, country of origin markings, documentation, declarations to local government agencies, payment of import duties and taxes, and obtaining government licenses and/or permits as needed. Shipments, transfers, and/or disclosures between Maxwell affiliates as well as between Maxwell and third parties are subject to these requirements regardless of whether payment is being exchanged.

United States law restricts the exportation of certain types of products, including various types of software, to foreign countries. As a US Company, it is illegal for Maxwell to do business with any company established in certain restricted countries (which include Cuba, Iran, Libya, North Korea, Sudan and Syria). In addition, the US government has established a list of specific individuals and entities that it considers to support or have supported terrorism, and with which it is illegal for all US companies to do business.

Before traveling to any of the countries listed above, or dealing with any person or entity that you have reason to believe may be associated in any way with any terrorist organization, you must consult with the Legal Department. Additionally, you are required to provide the Legal and Compliance Departments with the identities of all customers and potential customers in detail sufficient to allow the Legal and Compliance Departments to determine whether such parties are on the US government’s restricted lists.

TRADE OR ECONOMIC SANCTIONS

Employees must not engage in or agree to engage in Maxwell transactions with individuals, entities, or countries against which the United States or any other government maintains trade or economic sanctions without first verifying with the Compliance Department that the transaction is permissible.

INTERACTIONS WITH EXTERNAL PARTIES

The conduct of our business depends on effective interactions with external parties. We must earn, on a continuing basis, the trust and respect of all of Maxwell’s stakeholders, including those who regulate our business, use our products, invest in Maxwell stock, supply Maxwell with goods and services, and those with whom we collaborate, by conducting our business ethically and legally. We must demonstrate the utmost integrity, transparency, and reliability whenever we conduct Maxwell business.

ETHICAL INTERACTIONS AND EXTERNAL PARTIES

All employees must act ethically, and comply with all applicable laws, regulations, and industry codes of practice that govern Maxwell interactions with all external parties, including customers, suppliers, government and public officials, and private individuals.

The following is a list of examples when issues may arise:

•	Conduct Maxwell business with government or public officials or private external parties.

•	Attend, organize, or assist with Maxwell meetings and events for government or public officials or private external parties.

•	Engage in promotional or educational activities or the preparation or review of related materials.

•	Engage in public relations activities on behalf of Maxwell.

•	Make payments, or provide Maxwell gifts, hospitality, or entertainment to external parties.

•	Receive, review, or approve requests from external parties for grants or donations.

•	Negotiate or contract for commercial transactions and discounts for Maxwell products.

•	Interact on behalf of Maxwell with professional associations, special interest, or other organizations.

•	Organize Maxwell international events or activities involving external parties.

•	Have responsibilities regarding local policies that relate to interactions with external parties.

Quote: “High ethical standards and compliance with laws and regulation are essential elements of all business dealings, including those with customers, suppliers, government officials and private parties.” – Van Andrews, Senior Vice President of Sales and Marketing

ANTI-CORRUPTION

It is against Maxwell policy to make unlawful, improper or other kinds of questionable payments to customers, government employees or officials, or other parties. We do business and sell our products only on the merits of price, quality and service.

Employees must act ethically in both the public and private sectors. Employees must not bribe government or public officials or private individuals.

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Employees must not give, offer, promise, or authorize any payment, benefit, or gift of money or anything else of value to a government or public official, directly or through a third party, to obtain or retain any business or secure any improper advantage.

•	These same prohibitions apply to employee interactions with private individuals and employees of companies with which Maxwell has an existing or prospective business relationship.

Employees must never:

•	Pay expenses that are excessive, lack adequate description or supporting documentation or appear to be improper;

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Make, disguise, or arrange to have made or disguised, or fail to correct or report, any false or artificial entries in any Maxwell books or records, or in any books or records of other persons or companies with whom Maxwell does business; or

•	Omit, delete, or alter any entries in any Maxwell books or records without following appropriate Maxwell procedures applicable to that type of action.

Under Maxwell policy and the laws of various countries in which Maxwell operates, including the U.S. Foreign Corrupt Practices Act (the “U.S. FCPA”), Maxwell employees and third-parties acting on behalf of Maxwell must not:

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offer, promise, or give or authorize the payment or gift of money or anything else of value to a government or public official, or to a family member of, or any other entity or individual on behalf of, or for the benefit of, a government or public official directly or indirectly through a third party for the purpose of:

•	influencing an official act or decision of the government or public official;

•	inducing the government or public official to do or omit to do any act contrary to his or her duty;

•	inducing the government or public official to use his or her influence to affect or influence any act or decision; or

•	securing any improper advantage in order to obtain, retain, or direct business to any person or entity.

For further information on the definition of government or public official please consult the Compliance Department. Note that employees or consultants of government-owned (including, in some cases, partial ownership) entities and businesses may be considered government officials under the U.S. FCPA. For direction on what activities are acceptable, please consult the Compliance Department.

In addition, Maxwell is required to maintain a system of internal accounting controls, and make and keep books, records, and accounts which, in reasonable detail, accurately and fairly reflect Maxwell’s transactions and the disposition of its assets.

With respect to such internal accounting controls, employees are responsible for:

•	making accurate and reasonably detailed entries in official records of Maxwell,

•	complying with Maxwell global and local accounting policies and procedures and other internal control requirements, and

•	recording Maxwell transactions properly and correctly, regardless of magnitude.

ANTITRUST AND COMPETITION

Antitrust and competition laws are intended to promote vigorous competition in a free market. It is in Maxwell’s best interest to promote free and open competition. Maxwell must make its own business decisions, free from understandings or agreements with competitors that restrict competition. While it is beyond the scope of this Code to explain the antitrust laws in detail, Maxwell considers compliance with these laws of vital importance. Employees must not engage in anti-competitive activities and must seek advice from the Maxwell Legal Department about any communications or situations that could potentially have an anti-competitive appearance.

This guidance applies when you:

•	deal with suppliers on behalf of Maxwell

•	deal with customers who sell Maxwell products

•	interact with representatives of Maxwell competitors, especially at trade association events and meetings.

Antitrust and competition considerations are also relevant to certain joint activities with business partners; consult the Maxwell Legal Department as needed.

COMPETITOR TRADE SECRET INFORMATION

Employees must not seek trade secret information from individuals under obligations not to disclose such information or otherwise employ improper means or methods to obtain non-public competitor information. For example, this could include situations in which an employee is seeking non-public information about competitors, working with consultants or vendors who also provide goods or services to competitors, or interacting with current or former employees of competitors.

CONFLICTS OF INTEREST

Employees are challenged to be alert to any situation that could compromise the position of trust they hold as a Maxwell employee. Employees must avoid situations in which personal interests, outside activities or relationships conflict or appear to conflict with Maxwell’s interests. Employees must either decline involvement in situations that present potential conflicts of interest or request that Maxwell evaluate them by requesting a review of such potential conflict by the Compliance Department.

Examples of potential conflicts include:

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Outside employment – Participating in a business involved in any field related to the business of Maxwell or that may conflict with you performing your job at Maxwell, or working for an actual or potential competitor, supplier, or customer of Maxwell.

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Boards, panels, consulting arrangements – Acting as or accepting a position as an officer, advisor, consultant, or director of any business or organization involved in the electronics industry or doing business with Maxwell (such as a supplier or customer).

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Payment for services – Accepting from external parties any payment, significant goods, or services for activities such as authoring or editing publications, serving on advisory panels or boards, speaking, making or creating presentations, or participating in symposia or other professional or technical forums that are work-related.

•	Relatives and close personal relationships – Conducting Maxwell business with any relative or with a business with which you or a relative or domestic partner are associated.

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Gifts – Accepting gifts, entertainment, payment, or services from parties conducting business with or seeking to do business with Maxwell, including, for example, suppliers or potential suppliers of Maxwell.

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Investments and Ownership Interests – Investments or ownerships in companies that do or seek to do business with Maxwell or are competitors, or in property (such as real estate, patent rights, or securities) that Maxwell may have an interest in purchasing.

EXTERNAL COMMUNICATIONS

Maxwell approval must be obtained before communicating externally, in a public forum or any forum accessible by the public, any information related to Maxwell, its products, policies, or activities, or those of its competitors. In some cases, employees must refer inquiries to others within Maxwell for appropriate handling. The type of approval or referral required varies according to the type of information and the intended audience. To determine which approval is required, please contact the Legal Department.

SECURITIES LAWS AND TRADING

Maxwell shares information openly with its employees. At times, we may receive confidential company information before it is made publicly available to ordinary investors. Some of that information may be considered significant, or “material”, and could be important to an investor deciding to buy, sell or hold securities, such as Maxwell stock. Examples of information that could be material are:

•	Information about possible business deals, such as a merger, purchase, sale or joint venture.

•	Financial results or changes in dividends.

•	Important management changes.

•	Major raw material shortages or discoveries.

•	Significant product or manufacturing process developments.

•	Gain or loss of a significant customer or supplier.

•	Major lawsuit or regulatory investigation.

•	Any other information that may positively or negatively affect the stock price of Maxwell or any other company.

Do not use confidential information for personal benefit. Do not trade securities based on material inside information. Do not provide inside information to others. Employees may not purchase or sell Maxwell stock or transfer stock into or out of Maxwell stock funds in any company savings plan or other benefit plan during announced Trading Black-Out Periods. Even if you are not covered by formal blackout restrictions, you are encouraged to wait until at least 24 hours after material inside information has been publicly disclosed before trading to ensure the market has had an opportunity to absorb and evaluate the information.

INTERACTIONS WITH GOVERNMENT AND PUBLIC OFFICIALS

Employees must be truthful and accurate and conduct themselves in a lawful and respectful manner when communicating and interacting with representatives of government agencies, ministries, and public entities. Employees must observe the highest ethical standards and comply with all applicable laws and regulations when conducting business with government and public officials. You must submit accurate, complete information to government agencies or representatives.

Generally, you should not contact such officials on behalf of Maxwell unless specifically authorized by Maxwell. If employees are contacted by such representatives, or have a need to initiate communications with them, the communications should be channeled through appropriate Maxwell personnel.

SOCIAL MEDIA

Maxwell recognizes that Social Networking (such as personal web sites, blogs, Facebook, MySpace, Twitter, online group discussions, text messaging, message boards, chat rooms, etc.) can be used by employees for personal as well as business purposes. Maxwell also understands how the use of internet social network sites and blogs can shape the way the public views our products, employees, vendors, partners and customers. Maxwell respects the right of any employee to maintain a blog or post a comment on social networking sites. However, we are also committed to ensuring that the use of such communications serves the needs of our business by maintaining Maxwell’s identity, integrity, and reputation in a manner consistent with our values and policies. Therefore, we have established the following guidelines for communicating Maxwell-related information via Social Media forums whether used in or outside the workplace. The simple rules of thumb are to keep on-topic and be respectful of others. When representing Maxwell toward external parties or when using Maxwell assets, employees must not provide content which contains any of the following material:

•	Material that infringes the copyright of another person (plagiarism, or passing off other people’s material as your own) or copyright material not referenced or acknowledged.

•	Unauthorized posting of personal information (names, address, phone number, email, etc.) of other users.

•	Material that contains vulgar, obscene or indecent language or images.

•	Material which defames, abuses or threatens others.

•	Statements that are bigoted, hateful or racially offensive.

•	Material that advocates illegal activity or discusses illegal activities with the intent to commit them.

•

No Flaming; there is a difference between voicing a legitimate concern or grievance and simply badmouthing or some other form of written abuse of someone or some service. These will be deleted upon discovery.

If you believe that a Maxwell employee has provided content which falls into one of the categories above in a manner which ties Maxwell to the content provided, then please contact the Legal Department.

Key US Policies Summary

Following are key policies that apply to all employees working in the United States. Additional functional and local policies also apply, depending on relevant job responsibilities.

EQUAL EMPLOYMENT OPPORTUNITY

Employees must behave so that the workplace provides equal employment opportunities to all employees and applicants in all phases of employment, and is free of discrimination based on age, ancestry, citizenship, color, disability, gender, gender identity, genetic information, marital status, medical condition, national origin, race, religion, sex, sexual orientation, veteran or uniformed military status, or any other status or characteristic protected by law. Maxwell will take appropriate steps to provide reasonable accommodation to qualified individuals with disabilities.

The obligation to provide equal employment opportunities applies to supervisors involved in decision-making at any stage of the employment process, as well as to any employee who participates in activities at any stage in the employment process regarding other employees and applicants for employment. The employment process includes advertising, recruiting, hiring, placement, promotion, demotion, selection for training, benefits, compensation, retirement plans, leave of absence, testing, job classification, discipline, transfer, reduction in force, and termination.

FRAUD AND ABUSE LAWS AND WHISTLEBLOWER PROTECTIONS

Employees must never give, offer, or promise anything of value to anyone in order to improperly influence that person or institution regarding the prescribing, registering, recommending, dispensing, promoting, purchasing, reimbursing, or facilitating access to Maxwell products. Such behavior may violate federal or state laws designed to prevent fraud and abuse, including the U.S. Federal False Claims Act (U.S. FCA). Maxwell does not retaliate against any employees who report violations of these laws to the government.

Employees must not engage in any sales, marketing, or other behaviors that would violate the U.S. FCA and/or any other federal or state law designed to prevent fraud and abuse. The U.S. FCA and some similar state laws include provisions under which individual citizens with evidence of fraud against the government may sue on behalf of the government. These laws also prohibit retaliation against persons who report fraudulent activity or file whistleblower lawsuits.

Employee Penalties for Violations

WHAT IS MAXWELL’S DISCIPLINARY PHILOSOPHY AND FOR WHAT COULD YOU BE DISCIPLINED?

Maxwell provides performance management, coaching, and feedback tools to help employees link their work efforts to the priorities and business goals of Maxwell and to demonstrate successful performance. Discipline is an additional tool Maxwell uses to correct behavioral or performance issues. Examples of employee behaviors or activities that could result in disciplinary action include, among others:

•	authorizing or participating in an activity that results in a violation of the law, the Code, Maxwell policies or procedures, or an official order or consent decree;

•	failing to report a violation or suspected violation (except where reporting is prohibited by local law);

•	refusing to cooperate with the investigation of a suspected violation;

•	retaliating against an individual who reported a suspected violation;

•	failing to complete required training;

•	performing in a manner that doesn’t meet job expectations; and

•	in the case of a supervisor, failing to detect a violation if this resulted from inadequate supervision.

Quote: “Employees must understand that Maxwell cannot accept or condone unethical, dishonest, illegal or other offensive behavior, and will apply appropriate disciplinary measures as circumstances warrant.” – David Schramm, President and Chief Executive Officer

WHAT IS THE NATURE AND LEVEL OF DISCIPLINARY ACTION THAT MAY BE TAKEN?

Circumstances vary in each case involving the potential for disciplinary action by Maxwell; therefore, each situation is handled individually. The nature and level of any action taken will depend on the:

•	nature and severity of the problem,

•	expectations of the position, and

•	circumstances involved.

If disciplinary action is warranted, subject to local law, it may range anywhere from a warning to termination of employment. Please discuss any questions with your supervisor and/or your human resources representative.

WHY DO YOU NOT HEAR ABOUT DISCIPLINARY ACTION THAT HAS BEEN TAKEN WITH RESPECT TO COLLEAGUES?

Maxwell believes that its values of integrity, respect for people, and excellence should be evident in the way disciplinary investigations and decisions are implemented. Where possible, Maxwell strives to keep any disciplinary process a confidential matter between the involved employee, the supervisor, and human resources. The goal is to increase the chance that an employee subject to disciplinary action has the opportunity to return to successful performance. The Compliance Department may from time to time publish actual examples of situations involving compliance failures in order to promote shared learning. These examples may include information about disciplinary actions but will be anonymous to protect the identity of the employees involved.

ARE THERE ANY OTHER TYPES OF PENALTIES THAT COULD BE IMPOSED?

In extreme situations involving noncompliance, a government may choose to take action against individual employees as well as Maxwell. The potential consequences vary according to local law and the type of alleged violation. The penalties may be severe, and could include criminal fines, imprisonment, and an official prohibition from working in the electronics industry or engaging in international transactions for the sale of goods.

Quote: “We trust and assume that employees will behave ethically, use common sense, avoid activities that violate or have the appearance of violating this Code and all relevant laws and regulations, and will consult this booklet or seek the guidance of our Compliance, Legal or Human Resources Departments or other advisory resources when a questionable situation arises.” - David Schramm, President and Chief Executive Officer